Exhibit 99.1

Alterity Therapeutics to Present at the MST Access

Australian Micro & Small Caps Conference

MELBOURNE, AUSTRALIA AND SAN FRANCISCO, USA – 16th June 2021. Alterity Therapeutics Limited (ASX: ATH, NASDAQ: ATHE) (“Alterity” or “the Company”), a biotechnology company dedicated to creating an alternate future for people living with neurodegenerative diseases, today announced that Dr David Stamler, Chief Executive Officer will present a company overview at the MST Access Australian Micro & Small Caps Conference on Thursday 17 June 2021 at 9:15 a.m. AEST / Wednesday 16th June at 4.15pm PDT.

To join the presentation, please click the webinar link below:

https://mstfinancial-au.zoom.us/j/89046912526

END

Authorisation & Additional information

This announcement was authorized by David Stamler, CEO of Alterity Therapeutics Limited.

Contact:

Investor Relations (Australia) Greig King, WE Communications E: WE-AUAlterity@we-worldwide.com Tp: +61 452 041 261	Investor Relations (US) Remy Bernarda, IR Advisory E: remy.bernarda@iradvisory.com Tp: +1 (415) 203-6386

About Alterity Therapeutics Limited

Alterity’s lead candidate, ATH434, is the first of a new generation of small molecules designed to inhibit the aggregation of pathological proteins implicated in neurodegeneration. ATH434 has been shown to reduce abnormal accumulation of α-synuclein and tau proteins in animal models of disease by restoring normal iron balance in the brain. In this way, it has excellent potential to treat various forms of atypical Parkinsonism such as Multiple System Atrophy (MSA) and Progressive Supranuclear Palsy (PSP).

ATH434 has been granted Orphan designation for the treatment of MSA by the US FDA and the European Commission.

For further information please visit the Company’s web site at www.alteritytherapeutics.com

Forward Looking Statements

This press release contains "forward-looking statements" within the meaning of section 27A of the Securities Act of 1933 and section 21E of the Securities Exchange Act of 1934. The Company has tried to identify such forward-looking statements by use of such words as "expects," "intends," "hopes," "anticipates," "believes," "could," "may," "evidences" and "estimates," and other similar expressions, but these words are not the exclusive means of identifying such statements.

Important factors that could cause actual results to differ materially from those indicated by such forward-looking statements are described in the sections titled “Risk Factors” in the Company’s filings with the SEC, including its most recent Annual Report on Form 20-F as well as reports on Form 6-K, including, but not limited to the following: statements relating to the Company's drug development program, including, but not limited to the initiation, progress and outcomes of clinical trials of the Company's drug development program, including, but not limited to, ATH434, and any other statements that are not historical facts. Such statements involve risks and uncertainties, including, but not limited to, those risks and uncertainties relating to the difficulties or delays in financing, development, testing, regulatory approval, production and marketing of the Company’s drug components, including, but not limited to, ATH434, uncertainties relating to the impact of the novel coronavirus (COVID-19) pandemic on the company’s business, operations and employees, the ability of the Company to procure additional future sources of financing, unexpected adverse side effects or inadequate therapeutic efficacy of the Company's drug compounds, including, but not limited to, ATH434, that could slow or prevent products coming to market, the uncertainty of patent protection for the Company's intellectual property or trade secrets, including, but not limited to, the intellectual property relating to ATH434.

Any forward-looking statement made by us in this press release is based only on information currently available to us and speaks only as of the date on which it is made. We undertake no obligation to publicly update any forward-looking statement, whether written or oral, that may be made from time to time, whether as a result of new information, future developments or otherwise.